BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive ● Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT		Telepone: 442-274-7571
Attorney/Principal
wbarnett@wbarnettlaw.com

September 6, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Priscilla Dao, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Senior Staff Accountant

Re:	Lever Global Corp (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed on July 15, 2022
File No. 333-266157

Gentlepersons:

The Registrant hereby files Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2). We have revised Amendment No.2 in accordance with written comments received on September 2, 2022, from the Division of Corporation Finance, Office of Technology.

To assist the staff in reviewing Registrant’s responses, we have provided a copy of Amendment No. 2 (“marked to show changes;”) Our responses below correspond to each comment number referred to in the letter dated September 2, 2022.

Written Comments on Cover Page

1.	In accordance with your comment, we have added a paragraph on the Cover Page relating to Mr. McKendrick;s voting power and control of the Company.

2.	In accordance with your comment, we have added disclosure on the Cover Page and throughout the Prospectus regarding the lack of a public market and the requirement for shatreholders to sell their shares at a fixed price until shares are listed on a national exchange or quoted on the OTC markets.

Description of Business, page 24

3.	In accordance with you comment we have deleted reference to percentages of student loan holders, etc.

Marketing and Sales, page 26

4.	In accordance with your comment, we have revised our disclosure throughout the Prospectus to feflect that our expansion plans are for fiscal 2023.

Exhibits and Financial Statement Schedules, page 46

5.	In accordance with your comment we have updated our auditors Consent

We believe we have responded to all your written comments fairly and reasonably.

Therefore, in view of the aforementioned responses, on behalf of the Registrant, we hereby request “acceleration” of the effective date of the Registration Statement to 12:00 p.m., Washington, D.C. time, on Friday, September 9, 2022.

Please do not hesitate to contact the undersigned by email or on my mobile at 818-424-6567, as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: Lauren Ginsburg

cc/ Mr. Trent McKendrick, CEO